SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C. 20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                                Corcap, Inc.
                              (Name of Issuer)

                   Common Stock (Par Value $.01 Per Share)
                       (Title of Class of Securities)

                                 21835010 6
                               (CUSIP Number)

                              Martin A. Roenigk
                       c/o MicroAssembly Systems, Inc.
                              120 Union Street
                       Willimantic, Connecticut 06226
                               (203) 456-0200

                               with a copy to:

                         Robert J. Metzler II, Esq.
                            Tyler Cooper & Alcorn
                           CityPlace - 35th Floor
                         Hartford, Connecticut 06103
                               (203) 725-6200

          (Name, address and telephone number of person authorized to receive notices and communications)

                               August 21, 1995
                       (Dates of events which require
                          filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [X].


CUSIP No. 21835010 6
____________________

_____________________________________________________________________________
(1) Name of Reporting Person:
    Martin A. Roenigk
_____________________________________________________________________________
(2) Check the Appropriate Box if a Member of a Group:
    (a) ___        (b) ___
_____________________________________________________________________________
(3) SEC USE ONLY:

_____________________________________________________________________________
(4) Source of Funds: (PF)
_____________________________________________________________________________
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(3): [ ]
_____________________________________________________________________________
(6) Citizenship: United States
_____________________________________________________________________________
Number of Shares Beneficially Owned by Reporting Person With:

   (7)  Sole Voting Power: 520,000
_____________________________________________________________________________
   (8)  Shared Voting Power: 0
_____________________________________________________________________________
   (9)  Sole Dispositive Power: 520,000
_____________________________________________________________________________
  (10)  Shared Dispositive Power: 0
_____________________________________________________________________________
(11) Aggregate Amount Beneficially Owned By Reporting Person: 520,000
_____________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
_____________________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11): 15.4%
_____________________________________________________________________________
(14) Type of Reporting Person:  IN


Item 1.   Security and Issuer.

     This Schedule relates to the Common Stock, Par Value $0.01 Per Share ("Common Stock") of Corcap, Inc. (the "Company"), a Nevada corporation. The address of the Company's principal executive offices is 90 State House Square, Hartford, Connecticut 06103-3720.

Item 2.   Identity and Background.

     This Schedule is filed by Martin A. Roenigk. The business address of Mr. Roenigk is c/o MicroAssembly Systems, Inc., 120 Union Street,
Willimantic, Connecticut 06226 ("MicroAssembly Systems").

     Mr. Roenigk's present principal occupation is as Chairman and President of MicroAssembly Systems, a manufacturing company, located at the above-mentioned address. As of August 21, 1995, Mr. Roenigk became a director of the Issuer and a director and the Chairman, President and Chief Executive Officer of CompuDyne Corporation ("CompuDyne"), an affiliate of the Issuer, with principal executive offices also located at 90 State House Square, Hartford, Connecticut 06103-3720. Mr. Roenigk has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Roenigk is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

     The 520,000 aggregate number shares of the Company's Common Stock reported in this Schedule by Mr. Roenigk represent (a) the number of shares of Common Stock previously purchased with personal funds from time to time, and (b) the number of shares of Common Stock for which Mr. Roenigk was granted non-qualified purchase options on August 21, 1995 in connection with his election to the Company's Board of Directors and in order to facilitate the acquisition by CompuDyne of all of the shares of capital stock of MicroAssembly, three-quarters of which shares were owned by Mr. Roenigk.

     The exercise price under the options is $.15 per share of Common Stock, and the options expire on August 20, 2005.


Item 4.   Purpose of Transaction.

     Mr. Roenigk was granted the options to acquire 450,000 shares of the Company's Common Stock in connection with his election to the Company's Board of Directors and in order to facilitate the acquisition by CompuDyne of all of the shares of capital stock of MicroAssembly, three-quarters of which shares were owned by Mr. Roenigk.

     Mr. Roenigk does not have any present plans or proposals to purchase additional shares of Common Stock or to dispose of the rights to acquire shares of Common Stock currently held. However, additional shares may be purchased from time to time as investment circumstances warrant.

     There are no present plans or proposals which relate to, or would result in, an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company, the sale or transfer of a material amount of the assets of the Company, any change in the present management of the Company, any material change in the present capitalization or dividend policy of the Company, any other material change in the Company's business or corporate structure, any changes in the Company's charter or by-laws which may impede the acquisition of control of the Company by any person, causing any class of securities of the Company to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association, causing any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or any action similar to those enumerated above.


Item 5.   Interest in Securities of the Issuer.

     (a) Mr. Roenigk has beneficial ownership of 70,000 shares of and rights to acquire 450,000 shares of the Company's Common Stock, which rights are derived from options to be exercised at any time (within 10 years from August 21, 1995) at a purchase price of $.15 per share, which options were acquired on August 21, 1995 as described in Item 3 and Item 4 hereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Roenigk has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company which relate to such matters as transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no such contract, arrangement, understanding or relationship exists between him and the Company except the Option Agreement, dated August 21, 1995 by and between Martin Roenigk and the Company with respect to the purchase by Mr. Roenigk of 450,000 shares of the Company's Common Stock for a purchase price of $.15 per share as described in Item 3 and Item 4 hereof.


Item 7.   Material to be filed as Exhibits.

     (1) Option Agreement dated August 21, 1995 by and between Martin Roenigk and the Company.


                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  August 30, 1995

                                   /s/  Martin A. Roenigk
                                   Martin A. Roenigk



          ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF
          FACT CONSTITUTE CRIMINAL VIOLATIONS (18 U.S.C. 1001).